

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via U.S. mail</u>
Mr. J. Peter Honeysett
President
Alternate Energy Holdings, Inc.
PO Box 894
Boise, Idaho 83701

   Re: Alternate Energy Holdings, Inc.

Dear Mr. Honeysett:

   We issued comments to you on July 31, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 11, 2013.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact me at (202) 551-3743 or Terence O'Brien, Branch Chief, at (202) 551-3355 if you have any questions.

        Sincerely,

        /s/ Jenn Do

        Jenn Do
        Staff Accountant